SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2 )*

                             PACER TECHNOLOGY
                             (NAME OF ISSUER)

                        COMMON STOCK, NO PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 693905101
                              (CUSIP NUMBER)

                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                   POITEVENT, CARRERE & DENEGRE, L.L.P.
                          201 ST. CHARLES AVENUE
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                             DECEMBER 2, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.:  693905101

     1)   Names of Reporting Persons...Talisman  Capital  Opportunity Fund
          Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only)..

     2)   Check   the   Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a)..........................................................   X
          (b).......................................................... ___

     3)   SEC Use Only.................................................

     4)   Source of Funds (See Instructions)...........................  OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)........................................ ___

     6)   Citizenship or Place of Organization ......British Virgin Islands

 Number of     (7)  Sole Voting Power..................................   0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.......................... 1,250,000
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power.............................   0
  Person
   With
               (10)  Shared Dispositive Power.................... 1,250,000


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 1,250,000

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................... ___

     13)  Percent of Class Represented by Amount
          in Row 11................................................... 7.4%

     14)  Type of Reporting Person (See Instructions)..................  CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons.... Talisman Capital Opportunity Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)..........................................................   X
          (b)..........................................................

     3)   SEC Use Only................................................. ___

     4)   Source of Funds (See Instructions)...........................  OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)........................................ ___

     6)   Citizenship or Place of Organization ................... Delaware

 Number of     (7)  Sole Voting Power..................................   0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.......................... 1,250,000(1)
 Owned by
   Each        (9)  Sole Dispositive Power.............................   0
Reporting
  Person
   With        (10)  Shared Dispositive Power.................... 1,250,000(1)

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 1,250,000(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................... ___

     13)  Percent of Class Represented by Amount
          in Row 11................................................... 7.4%

     14)  Type of Reporting Person (See Instructions).................. CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons...................... Geoffrey Tirman(2)
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................... X
          (b)......................................................... ___

     3)   SEC Use Only................................................ ___

     4)   Source of Funds (See Instructions)..........................  OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)....................................... ___

     6)   Citizenship or Place of Organization.............. United States

 Number of     (7)  Sole Voting Power................................... 0
  Shares
  Bene-
 ficially      (8)  Shared Voting Power......................... 1,260,000(2)
 Owned by
  Each
Reporting      (9)  Sole Dispositive Power.............................. 0
  Person
   With
               (10)  Shared Dispositive Power................... 1,260,000(2)

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person...................................... 1,260,000(2)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................. ___

     13)  Percent of Class Represented by Amount in Row 11........... 7.5%

     14)  Type of Reporting Person (See Instructions)................. IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons...............  D. Jonathan Merriman
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).........................................................  X
          (b)........................................................ ___

     3)   SEC Use Only............................................... ___

     4)   Source of Funds (See Instructions).......................... PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................... ___

     6)   Citizenship or Place of Organization............. United States

 Number of     (7)  Sole Voting Power............................ 150,000
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.............................. ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power....................... 150,000
  Person
   With
               (10)  Shared Dispositive Power........................ ___

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 150,000

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................. ___

     13)  Percent of Class Represented by Amount in Row 11.......... 0.9%

     14)  Type of Reporting Person (See Instructions)................  IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons..................... Howard J. Bloom
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).......................................................... X
          (b)........................................................ ___

     3)   SEC Use Only............................................... ___

     4)   Source of Funds (See Instructions).........................  PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................... ___

     6)   Citizenship or Place of Organization............. United States

 Number of     (7)  Sole Voting Power............................. 70,500
  Shares
  Bene-
 ficially      (8)  Shared Voting Power.......................... 122,334(3)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................ 70,500
  Person
   With
               (10)  Shared Dispositive Power.................... 122,334(3)

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 192,834(3)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................  ___

     13)  Percent of Class Represented by Amount in Row 11.......... 1.2%

     14)  Type of Reporting Person (See Instructions)...............   IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons....................... James T. Munn
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................   X
          (b)........................................................ ___

     3)   SEC Use Only............................................... ___

     4)   Source of Funds (See Instructions).........................  PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................... ___

     6)   Citizenship or Place of Organization............. United States

 Number of     (7)  Sole Voting Power............................ 578,752
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.............................. ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power....................... 578,752
  Person
   With
               (10)  Shared Dispositive Power........................ ___

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 578,752

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................. ___

     13)  Percent of Class Represented by Amount in Row 11.......... 3.4%

     14)  Type of Reporting Person (See Instructions)................  IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons............. Roberto J. Cavazos, Jr.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................   X
          (b)........................................................ ___

     3)   SEC Use Only............................................... ___

     4)   Source of Funds (See Instructions)...................... PF, SC

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................... ___

     6)   Citizenship or Place of Organization............. United States

 Number of     (7)  Sole Voting Power............................. 66,822
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.............................. ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................ 66,822
  Person
   With
               (10)  Shared Dispositive Power........................ ___

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................ 66,822

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................. ___

     13)  Percent of Class Represented by Amount in Row 11.......... 0.4%

     14)  Type of Reporting Person (See Instructions)................  IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons........................ Mac Van Horn
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).........................................................  X
          (b)........................................................ ___

     3)   SEC Use Only............................................... ___

     4)   Source of Funds (See Instructions).......................... PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................... ___

     6)   Citizenship or Place of Organization............. United States

 Number of     (7)  Sole Voting Power............................. 85,000(4)
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.............................. ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................ 85,000(4)
  Person
   With
               (10)  Shared Dispositive Power........................ ___

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person........................................ 85,000(4)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................. ___

     13)  Percent of Class Represented by Amount in Row 11.......... 0.5%

     14)  Type of Reporting Person (See Instructions)................ IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons...... The Miller Family Partnership
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................  X
          (b)....................................................... ___

     3)   SEC Use Only.............................................. ___

     4)   Source of Funds (See Instructions)......................... PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)..................................... ___

     6)   Citizenship or Place of Organization.................. Florida

 Number of     (7)  Sole Voting Power........................... 589,752(5)
  Shares
   Bene-
 ficially      (8)  Shared Voting Power............................. ___
 Owned by
  Each
Reporting      (9)  Sole Dispositive Power...................... 589,752(5)
  Person
   With
               (10)  Shared Dispositive Power....................... ___

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person...................................... 589,752

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)................ ___

     13)  Percent of Class Represented by Amount in Row 11......... 3.5%

     14)  Type of Reporting Person (See Instructions)................ PN

(1) Solely in its capacity as the investment manager of Talisman Capital Opportunity Fund Ltd.

(2) With respect to 1,250,000 shares of Common Stock, solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc., and with respect to 10,000 shares of Common Stock, solely in his capacity of the trustee of the Tirman's Children's Trust u/a dated September 9, 1997 (the "Tirman Trust").

(3) With respect to 122,334 shares of Common Stock, solely in his capacity as co-trustee of the Bloom Family Trust (the "Bloom Trust").

(4) With respect to the 85,000 shares of Common Stock, solely in his capacity as the sole general partner of the Van Horn Family Partnership.

(5) Power is exercised through its two general partners, Truman W. Miller and Marie M. Miller.

               AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

     This  statement  amends  Items  2,  4,  5,  and  6 of the Statement on
Schedule 13D/A (the "Statement") filed with the Commission on October 29, 1999 by the members of the Pacer Technology Shareholder's Committee (the "Committee"), relating to shares of common stock, no par value (the
"Common Stock"), of Pacer Technology (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively assigned to them in the Statement.

ITEM 1.   SECURITY AND ISSUER.

     No change.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is amended and restated as follows:

     Pursuant to the terms of the Agreement dated October 20, 1999 forming the Committee, the Committee disbanded at the conclusion of the Issuer's 1999 annual meeting that began on November 16, 1999 and was continued until December 2, 1999. Accordingly, D. Jonathan Merriman, James T. Munn, Howard
J. Bloom, Roberto J. Cavazos, Jr., Mac Van Horn and The Miller Family Partnership are no longer "Reporting Persons" and the description of the Reporting Persons is now as follows.

     (a) - (c) and (f)

             Name                           Principal Business Address
1. Talisman Capital Opportunity Fund Ltd  Harbor Centre, 4th Floor
   a British Virgin Islands corporation   P.O. Box 61GT North Church Street
                                          Grand Cayman, BWI

2. Talisman Capital Opportunity Inc.      16101 LaGrande Drive, Suite 100
   a Delaware corporation                 Little Rock, AR  72223

3. Geoffrey Tirman                        16101 LaGrande Drive, Suite 100
   a citizen of the United States         Little Rock, AR  72223


     The above-named persons are sometimes collectively referred to herein as the "Reporting Persons."

     1.   Talisman Capital Opportunity Fund Ltd.

     The principal business of Talisman Capital Opportunity Fund Ltd. ("Talisman") is the investment in the securities of private and public companies. Clive Harris is a director of Talisman. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of Mr. Harris and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Martin Lang is a director of Talisman. The present principal occupation or employment of Mr. Lang is Company Manager of International Management Services Ltd. The principal business address of Mr. Lang and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     2.   Talisman Capital Opportunity Inc.

     The principal business of Talisman Capital Opportunity Inc. ("Investment Manager") is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities.

     3. Geoffrey Tirman has served as President of Talisman Capital Inc. and the Investment Manager since 1997. These corporations serve as the investment manager of Talisman Capital Ltd. and Talisman, respectively, which are British Virgin Islands investment companies. Prior to that, from 1994 to 1997 he was Senior Vice President of Everest Capital Ltd., Hamilton, Bermuda, an investment company, and from 1993 to 1994 he served as Vice President of Everest Capital Ltd. Mr. Tirman served as a director of the Issuer from June 22, 1999 until his resignation on December 2, 1999, and also serves Chairman of the Board of Environmental Remediation Holding Corporation and as Vice Chairman of China Web, Ltd.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No change.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     Pursuant to the terms of the Agreement dated October 20, 1999 forming the Committee, which Agreement was filed as an Exhibit to the Statement, the Committee disbanded at the conclusion of the Issuer's 1999 annual meeting held on November 16, 1999, which was adjourned and completed on December 2, 1999. Accordingly, D. Jonathan Merriman, James T. Munn, Howard
J. Bloom, Roberto J. Cavazos, Jr., Mac Van Horn and The Miller Family Partnership are no longer deemed to beneficially own 5% or more of the Issuer's Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Section (e) of Item 5 is hereby amended to read as follows:

     (e) Pursuant to the terms of the Agreement dated October 20, 1999 forming the Committee, which Agreement was filed as an Exhibit to the Statement, the Committee disbanded at the conclusion of the Issuer's 1999 annual meeting held on November 16, 1999, which was adjourned and completed on December 2, 1999. Accordingly, D. Jonathan Merriman, James T. Munn, Howard J. Bloom, Roberto J. Cavazos, Jr., Mac Van Horn and the Miller Family Partnership are no longer deemed to beneficially own 5% or more of the Issuer's Common Stock and are no longer "Reporting Persons."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended to add the following:

     As described in Item 5 of this amendment to the Statement, pursuant to the terms of the Agreement forming the Committee, the Committee disbanded following the conclusion of the Issuer's 1999 annual meeting held on November 16, 1999, which was adjourned and completed on December 2, 1999.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     No change.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 27, 1999      TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                              By: TALISMAN CAPITAL OPPORTUNITY INC.


                                 By: /S/ GEOFFREY TIRMAN
                                     Name: Geoffrey Tirman
                                     Title: Chief Executive Officer


                              TALISMAN CAPITAL OPPORTUNITY INC.


                              By: /S/ GEOFFREY TIRMAN
                                  Name: Geoffrey Tirman
                                  Title: Chief Executive Officer


                              /S/ GEOFFREY TIRMAN
                              GEOFFREY TIRMAN


                              /S/ D. JONATHAN MERRIMAN
                              D. JONATHAN MERRIMAN


                              /S/ HOWARD J. BLOOM
                              HOWARD J. BLOOM


                              /S/ JAMES T. MUNN
                              JAMES T. MUNN


                              /S/ ROBERTO J. CAVAZOS, JR.
                              ROBERTO J. CAVAZOS, JR.


                              /S/ MAC VAN HORN
                              MAC VAN HORN


                              THE MILLER FAMILY PARTNERSHIP


                              By: /S/ MARIE M. MILLER
                                  Name: Marie M. Miller
                                  Title: General Partner


                              By: /S/ TRUMAN W. MILLER
                                  Name: Truman W. Miller
                                  Title: General Partner